Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended March 31, 2014 compared to the three-month period ended March 31, 2013

During the three-month periods ended March 31, 2014 and 2013, we had an average of 53.1 and 46.9 vessels, respectively, in our fleet. In the three-month period ended March 31, 2014, we accepted delivery of the newbuild vessels MSC Azov and MSC Ajaccio with an aggregate TEU capacity of 18,806. In the three-month period ended March 31, 2013, we accepted delivery of the newbuild vessel MSC Athens with a TEU capacity of 8,827, the secondhand vessel Venetiko with a TEU capacity of 5,928, and we sold the vessel MSC Washington, with a TEU capacity of 3,876. In the three-month periods ended March 31, 2014 and 2013, our fleet ownership days totaled 4,775 and 4,221 days, respectively. Ownership days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2013	2014

Voyage revenue	$91.5	$114.9	$23.4	25.6%
Voyage expenses	(0.7)	(0.7)	-	-
Voyage expenses – related parties	(0.7)	(0.9)	0.2	28.6%
Vessels’ operating expenses	(27.9)	(29.4)	1.5	5.4%
General and administrative expenses	(0.9)	(1.1)	0.2	22.2%
Management fees – related parties	(3.9)	(4.5)	0.6	15.4%
Amortization of dry-docking and special survey costs	(2.0)	(1.9)	(0.1)	(5.0%)
Depreciation	(19.9)	(25.2)	5.3	26.6%
Amortization of prepaid lease rentals	-	(0.4)	0.4	100.0%
Gain on sale / disposals of vessels	2.9	-	(2.9)	(100.0%)
Foreign exchange gains/ (losses)	0.1	(0.1)	(0.2)	(200.0%)
Interest income	0.2	0.2	-	-
Interest and finance costs	(17.6)	(25.8)	8.2	46.6%
Swaps breakage cost	-	(6.7)	6.7	100.0%
Equity loss on investments	-	(2.3)	2.3	100.0%
Other	0.6	0.9	0.3	50.0%
Gain on derivative instruments	3.0	2.8	(0.2)	(6.7%)
Net Income	$24.7	$19.8

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2013	2014

Voyage revenue	$91.5	$114.9	$23.4	25.6%
Accrued charter revenue	3.3	2.6	(0.7)	(21.2%)
Voyage revenue adjusted on a cash basis	$94.8	$117.5	$22.7	23.9%

Vessels operational data	Three-month period ended March 31,			Percentage Change
	2013	2014	Change

Average number of vessels	46.9	53.1	6.2	13.2%
Ownership days	4,221	4,775	554	13.1%
Number of vessels under dry-docking	2	2	-

Voyage Revenue

Voyage revenue increased by 25.6%, or $23.4 million, to $114.9 million during the three-month period ended March 31, 2014, from $91.5 million during the three-month period ended March 31, 2013. This increase was mainly due to (i) revenue earned by the newbuild vessels delivered to us during the nine-month period ended December 31, 2013 and the three-month period ended March 31, 2014; partly offset by (ii) decreased charter rates in certain of our vessels during the three-month period ended March 31, 2014, compared to the three-month period ended March 31, 2013, and (iii) revenues not earned by vessels which were sold for scrap during the nine-month period ended December 31, 2013.

 Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 23.9%, or $22.7 million, to $117.5 million during the three-month period ended March 31, 2014, from $94.8 million during the three-month period ended March 31, 2013. This increase was mainly due to (i) revenue earned by the newbuild vessels delivered to us during the nine-month period ended December 31, 2013 and the three-month period ended March 31, 2014; partly offset by (ii) decreased charter rates in certain of our vessels during the three-month period ended March 31, 2014, compared to the three-month period ended March 31, 2013, and (iii) revenues not earned by vessels which were sold for scrap during the nine-month period ended December 31, 2013.

Voyage Expenses

Voyage expenses were $0.7 million, during the three-month period ended March 31, 2014 and $0.7 million during the three-month period ended March 31, 2013. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.9 million during the three-month period ended March 31, 2014 and in the amount of $0.7 million during the three-month period ended March 31, 2013, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 5.4%, or $1.5 million, to $29.4 million during the three-month period ended March 31, 2014, from $27.9 million during the three-month period ended March 31, 2013. The increase was partly attributable to the increased ownership days of our vessels during the three-month period ended March 31, 2014 compared to the three-month period ended March 31, 2013.

General and Administrative Expenses

General and administrative expenses increased by 22.2%, or $0.2 million, to $1.1 million during the three-month period ended March 31, 2014, from $0.9 million during the three-month period ended March 31, 2013.  General and administrative expenses for the three-month periods ended March 31, 2014 and 2013, included $0.25 million in each period for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees – related parties

Management fees paid to our managers increased by 15.4%, or $0.6 million, to $4.5 million during the three-month period ended March 31, 2014, from $3.9 million during the three-month period ended March 31, 2013. The increase was primarily attributable to (i) the inflation related upward adjustment by 4% of the management fee for each vessel (effective January 1, 2014), as provided under our group management agreement and (ii) the increased average number of vessels during the three-month period ended March 31, 2014, compared to the three-month period ended March 31, 2013.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.9 million for the three-month period ended March 31, 2014 and $2.0 million for the three-month period ended March 31, 2013. During the three-month period ended March 31, 2014 two vessels underwent and completed their special survey. During the three-month period ended March 31, 2013 one vessel underwent and completed her special survey while one vessel was in process.

Depreciation

Depreciation expense increased by 26.6%, or $5.3 million, to $25.2 million during the three-month period ended March 31, 2014, from $19.9 million during the three-month period ended March 31, 2013. The increase was mainly attributable to the depreciation expense charged for the six newbuild vessels delivered to us during the nine-month period ended December 31, 2013 and for the two newbuild vessels delivered to us during the three-month period ended March 31, 2014, partly offset by the depreciation expense not charged for the vessels sold for scrap during the nine-month period ended December 31, 2013.

Gain on Sale/Disposals of Vessels

During the three-month period ended March 31, 2014, no vessels were sold. During the three-month period ended March 31, 2013, we recorded a gain of $2.9 million from the sale of one vessel.

Foreign Exchange Gains/ (Losses)

Foreign exchange losses were $0.1 million during the three-month period ended March 31, 2014. Foreign exchange gains were $0.1 million during the three-month period ended March 31, 2013.

Interest Income

Interest income for the three-month period ended March 31, 2014 and 2013 amounted to $0.2 million and $0.2 million, respectively.

Interest and Finance Costs

Interest and finance costs increased by 46.6%, or $8.2 million, to $25.8 million during the three-month period ended March 31, 2014, from $17.6 million during the three-month period ended March 31, 2013. The increase was mainly attributable to the increased interest expense charged to the consolidated statement of income in relation with the loan facilities of the eight newbuild vessels which were delivered to us during the nine-month period ended December 31, 2013 and the three-month period ended March 31, 2014 and the write-off of deferred finance costs due to the refinancing of one of our bank loans; partly offset by the decreased loan commitment fees charged to us during the three-month period ended March 31, 2014, compared to the three-month period ended March 31, 2013.

Equity Loss on Investments

The equity loss on investments of $2.3 million for the three-month period ended March 31, 2014, represents our share of the net losses of thirteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of these companies. The net loss of $2.3 million was mainly attributable to an unrealized loss of $2.5 million deriving from a swap option agreement entered into by a jointly-owned company.

Gain on Derivative Instruments

The fair value of our 25 interest rate derivative instruments which were outstanding as of March 31, 2014, equates to the amount that would be paid by us or to us should those instruments be terminated. As of March 31, 2014, the fair value of these 25 interest rate derivative instruments in aggregate amounted to a liability of $89.0 million. Twenty-four of the 25 interest rate derivative instruments that were outstanding as at March 31, 2014, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Other Comprehensive Income” (“OCI”).  For the three-month period ended March 31, 2014, a net gain of $11.4 million has been included in “OCI” and a net gain of $2.8 million has been included in “Gain on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended March 31, 2014. Furthermore, during the three-month period ended March 31, 2014, we terminated two interest rate derivative instruments that qualified for hedge accounting and we paid the counterparty breakage costs of $6.7 million, in aggregate.

Cash Flows

Three-month periods ended March 31, 2014 and 2013

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2013	2014
Net Cash Provided by Operating Activities	$34.9	$53.9
Net Cash Used in Investing Activities	$(149.6)	$(65.1)
Net Cash Provided by Financing Activities	$30.2	$101.5

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2014, increased by $19.0 million to $53.9 million, compared to $34.9 million for the three-month period ended March 31, 2013.  The increase was primarily attributable to increased cash from operations of $22.7 million due to cash generated from the employment of the eight newbuild vessels delivered to us during the nine-month period ended December 31, 2013 and the three-month period ended March 31, 2014, and to favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $11.6 million, partly offset by the increased payments for interest (including swap payments) during the period of $7.5 million.

 Net Cash Used in Investing Activities

Net cash used in investing activities was $65.1 million in the three-month period ended March 31, 2014, which consisted of (a) $40.6 million for capitalized costs and advance payments for the construction and delivery of three newbuild vessels and (b) $24.5 million in payments, pursuant to the Framework Agreement with York, to hold an equity interest ranging from 25% to 49% in jointly-owned companies.

Net cash used in investing activities was $149.6 million in the three-month period ended March 31, 2013, which consisted of (a) $129.2 million advance payments for the construction and purchase of three newbuild vessels, (b) $22.2 million in payments for the acquisition of one secondhand vessel, (c) $2.4 million advance payment we received from the sale of one vessel for scrap which was delivered to her scrap buyers on April 24, 2013 and (d) $0.6 million in payments for expenses related to the sale of vessel MSC Washington (the related sale price was collected in advance in 2012).

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $101.5 million in the three-month period ended March 31, 2014, which mainly consisted of (a) $147.5 million of indebtedness that we repaid, (b) $171.1 million we received regarding the sale and leaseback transaction of two newbuild vessels that we delivered during the period, (c) $20.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2013, (d) $1.0 million we paid for dividends  to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Shares for the period from October 15, 2013 to January 14, 2014 and (e) $96.5 million net proceeds we received from our public offering in January 2014, of 4.0 million shares of our 8.50% Series C Cumulative Redeemable Perpetual Preferred Shares, net of underwriting discounts and expenses incurred in the offering.

Net cash provided by financing activities was $30.2 million in the three-month period ended March 31, 2013, which mainly consisted of (a) $36.2 million of indebtedness that we repaid, (b) $87.9 million we drew down from two of our credit facilities and (c) $20.2 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2012.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of March 31, 2014, we had a total cash liquidity of $238.0 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of April 29, 2014, the following vessels were free of debt.

Unencumbered Vessels in the water(*)
(refer to fleet list for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO	2003	5,928
MESSINI	1997	2,458
NEAPOLIS	2000	1,645

(*) Does not include three secondhand vessels acquired and nine newbuild vessels ordered pursuant to the Framework Agreement with York, which are also free of debt.

Capital commitments

As of April 29, 2014, we had outstanding commitments relating to our nine contracted newbuilds, aggregating approximately $ 316.8 million payable in installments until the vessels are delivered, which amount represents our interest in the relevant jointly-owned entities with York.

Conference Call details:

On Wednesday, April 30, 2014 at 8:30 a.m., ET, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-524-3160 (from the US), 0808 238 9064 (from the UK) or +1-412-317-6760 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until May 30, 2014. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088, and the access code required for the replay is: 10045223.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 40 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity in excess of 445,000 TEU, including nine newbuild containerships on order. Twelve of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock and Series C Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B” and “CMRE PR C”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Gus Okwu
Allison+Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com

Fleet List

The tables below provide additional information, as of April 29, 2014, about our fleet of containerships, including our newbuilds on order and the vessels acquired pursuant to the Framework Agreement with York. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	MSC AZOV	MSC	2014	9,403	10 years	43,000	November 2023	43,000
7	MSC AJACCIO	MSC	2014	9,403	10 years	43,000	February 2024	43,000
8	MSC AMALFI	MSC	2014	9,403	10 years	43,000	March 2024	43,000
9	MSC ATHENS	MSC	2013	8,827	10 years	42,000	January 2023	42,000
10	MSC ATHOS	MSC	2013	8,827	10 years	42,000	February 2023	42,000
11	VALOR	Evergreen	2013	8,827	7 years(i)	41,700	April 2020(i)	41,700
12	VALUE	Evergreen	2013	8,827	7 years(i)	41,700	April 2020(i)	41,700
13	VALIANT	Evergreen	2013	8,827	7 years(i)	41,700	June 2020(i)	41,700
14	VALENCE	Evergreen	2013	8,827	7 years(i)	41,700	July 2020(i)	41,700
15	VANTAGE	Evergreen	2013	8,827	7 years(i)	41,700	September 2020(i)	41,700
16	NAVARINO	MSC	2010	8,531	1.0 year		February 2015
17	MAERSK KAWASAKI(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
18	MAERSK KURE(ii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
19	MAERSK KOKURA(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
20	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
21	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	26,127
22	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	26,612
23	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	26,429
24	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	26,020
25	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	26,678
26	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865(8)	November 2019	29,918
27	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	30,334
28	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	30,384
29	VENETIKO	PIL	2003	5,928	2.0 years	12,250	March 2015	12,250
30	ENSENADA EXPRESS(*)	Hapag Lloyd	2001	5,576	2.0 years	19,000	May 2015	19,000
31	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
32	ZIM NEW YORK	ZIM(**)	2002	4,992	13 years	23,150(11)	September 2015	23,150(11)
33	ZIM SHANGHAI	ZIM(**)	2002	4,992	13 years	23,150 (11)	September 2015	23,150 (11)
34	ZIM PIRAEUS	ZIM(**)	2004	4,992	10 years	22,150 (11)	September 2015	22,150 (11)

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
35	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
36	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
37	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
38	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
39	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
40	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
41	MSC KYOTO	MSC	1981	3,876	9.5 years	13,500(12)	September 2018	13,500
42	KORONI	Evergreen	1998	3,842	2 years	11,500	May 2014	11,500
43	KYPARISSIA	Evergreen	1998	3,842	2 years	11,500(13)	June 2014	9,379
44	KARMEN		1991	3,351
45	MARINA	Evergreen	1992	3,351	1.8 years	7,000	June 2014	7,000
46	KONSTANTINA	PIL	1992	3,351	0.1 years	3,750	May 2014	3,750
47	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
48	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
49	MESSINI	Evergreen	1997	2,458	2.0 years	7,500	October 2014	7,500
50	MSC REUNION(iii)	MSC	1992	2,024	6 years	11,500	June 2014	11,500
51	MSC NAMIBIA II(iii)	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
52	MSC SIERRA II(iii)	MSC	1991	2,023	5.7 years	11,500	June 2014	11,500
53	MSC PYLOS	MSC	1991	2,020	5 years	7,600	January 2016	7,600
54	X-PRESS PADMA(*)	Sea Consortium	1998	1,645	2.0 years	7,650(14)	June 2015	8,104
55	NEAPOLIS	Yang Ming	2000	1,645	0.4 years	8,100	September 2014	8,100
56	PROSPER	Evergreen	1996	1,504	0.4 years	7,400	September 2014	7,400
57	ZAGORA	MSC	1995	1,162	3.7 years	5,700(15)	April 2015	5,700
58	PETALIDI(*)	CMA CGM	1994	1,162	1.0 years	6,300	June 2014	6,300
59	STADT LUEBECK	CMA CGM	2001	1.078	1.7 years	6,400(16)	July 2014	6,400

Newbuilds

	Vessel Name	Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)
1	NCP0113(*)	Hanjin Subic Bay		4th Quarter 2015
2	NCP0114(*)	Hanjin Subic Bay		1st Quarter 2016
3	NCP0115(*)	Hanjin Subic Bay		2nd Quarter 2016
4	NCP0116(*)	Hanjin Subic Bay		2nd Quarter 2016
5	S2121(*)	Samsung Heavy	Evergreen	2nd Quarter 2016
6	S2122(*)	Samsung Heavy	Evergreen	2nd Quarter 2016
7	S2123(*)	Samsung Heavy	Evergreen	3rd Quarter 2016
8	S2124(*)	Samsung Heavy	Evergreen	3rd Quarter 2016
9	S2125(*)	Samsung Heavy	Evergreen	3rd Quarter 2016

Our newbuilds on order have an aggregate capacity in excess of 110,000 TEU.

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)
This average rate is calculated based on contracted charter rates for the days remaining between April 29, 2014 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.
(4)	This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.
(5)	This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.
(6)	This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.
(7)	This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.
(8)	This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.
(9)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.
(10)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.
(11)
The amounts in the table reflect the charter terms currently in effect, although Zim has not paid the full contracted amounts.  The aggregate amount of the shortfall for the first quarter of 2014 is approximately $2.5million. We are participating in ongoing discussions among Zim, its shareholders and its creditors, including vessel and container lenders, shipowners, shipyards, unsecured lenders and bond holders, to restructure its debt and charter obligations which, if successful, will result in our granting concessions to the existing charter rate and receivables from Zim, in exchange for charter extensions for two out of our three vessels currently chartered to Zim, as well as the issuance to us of debt and equity securities of Zim.  If we reach such an agreement, we will revise our contractual obligations table accordingly.

(12)
As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(13)	This charter rate changes on May 12, 2014 to $8,000 per day until the earliest redelivery date
(14)	This charter rate changes on July 27, 2014 to $8,225 per day until the earliest redelivery date.
(15)	This charter rate changes on May 1, 2014 to $6,200 per day until the earliest redelivery date
(16)	The charterer has a unilateral option to extend the charter of the vessel for a period of six months at a rate of $8,500 per day.

(i)	Assumes exercise of Owners unilateral options to extend the charter of these vessels for two one year periods.
(ii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.
(iii)	Owners have a unilateral option to extend the charters of the vessels for an additional period of two years at market rate, to be defined annually, based on the closest category on the Contex index.
     (*)  Denotes vessels acquired pursuant to the Framework Agreement with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

COSTAMARE INC.
Consolidated Statements of Income

	Three-months ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2013	2014
	(Unaudited)

REVENUES:
Voyage revenue	$91,536	$114,898

EXPENSES:
Voyage expenses	(679)	(685)
Voyage expenses – related parties	(692)	(862)
Vessels' operating expenses	(27,880)	(29,384)
General and administrative expenses	(963)	(1,097)
Management fees - related parties	(3,890)	(4,471)
Amortization of dry-docking and special survey costs	(2,050)	(1,898)
Depreciation	(19,882)	(25,208)
Amortization of prepaid lease rentals	-	(410)
Gain on sale/disposals of vessels	2,909	-
Foreign exchange gains/ (losses)	75	(63)
Operating income	$38,484	$50,820

OTHER INCOME (EXPENSES):
Interest income	$209	$150
Interest and finance costs	(17,564)	(25,796)
Swaps breakage cost	-	(6,712)
Equity loss on investments	-	(2,278)
Other	617	875
Gain on derivative instruments	2,989	2,774
Total other income (expenses)	$(13,749)	$(30,987)
Net Income	$24,735	$19,833
Distributed earnings allocated to Preferred Stock	-	(2,606)
Net Income available to common stockholders	$24,735	$17,227

Earnings per common share, basic and diluted	$0.33	$0.23
Weighted average number of shares, basic and diluted	74,800,000	74,800,000

COSTAMARE INC.
Consolidated Balance Sheets
	As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)	2013	2014
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,379	$183,619
Restricted cash	9,067	6,681
Accounts receivable	16,145	11,114
Inventories	11,005	12,091
Due from related parties	2,679	382
Insurance claims receivable	1,429	2,252
Prepaid lease rentals	-	3,328
Accrued charter revenue	409	409
Prepayments and other	2,450	3,470
Total current assets	$136,563	$223,346
FIXED ASSETS, NET:
Advances for vessels acquisitions	$240,871	$81,370
Finance lease – Asset	-	170,500
Vessels, net	2,187,388	2,162,872
Total fixed assets, net	$2,428,259	$2,414,742
NON-CURRENT ASSETS:
Investment in affiliates	$23,732	$45,939
Prepaid lease rentals, non-current	-	29,579
Deferred charges, net	29,864	29,149
Accounts receivable, non-current	7,334	7,334
Restricted cash	49,826	47,652
Accrued charter revenue	10,264	10,164
Total assets	$2,685,842	$2,807,905
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$206,717	$198,370
Accounts payable	5,814	7,694
Finance lease – obligation	-	8,245
Accrued liabilities	14,386	14,873
Unearned revenue	9,601	10,850
Fair value of derivatives	55,322	47,700
Other current liabilities	3,140	2,425
Total current liabilities	$294,980	$290,157
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,660,859	$1,521,727
Finance lease – obligation, net of current portion	-	162,220
Fair value of derivatives, net of current portion	47,890	41,269
Unearned revenue, net of current portion	25,164	26,692
Total non-current liabilities	$1,733,913	$1,751,908
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock	$8	$8
Additional paid-in capital	762,142	858,665
Accumulated deficit	(20,047)	(23,016)
Accumulated other comprehensive loss	(85,154)	(69,817)
Total stockholders’ equity	$656,949	$765,840
Total liabilities and stockholders’ equity	$2,685,842	$2,807,905

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2014 and March 31, 2013. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2013	2014

Voyage revenue	$91,536	$114,898
Accrued charter revenue (1)	$3,292	$2,646
Voyage revenue adjusted on a cash basis (2)	$94,828	$117,544

Adjusted EBITDA (3)	$61,226	$82,082

Adjusted Net Income available to common stockholders (3)	$21,939	$26,314
Weighted Average number of shares	74,800,000	74,800,000
Adjusted Earnings per share (3)	$0.29	$0.35

EBITDA (3)	$64,022	$72,995
Net Income	$24,735	$19,833
Net Income available to common stockholders	$24,735	$17,227
Weighted Average number of shares	74,800,000	74,800,000
Earnings per share	$0.33	$0.23

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2013	2014

Net Income	$24,735	$19,833
Distributed earnings allocated to Preferred Stock	-	(2,606)
Net Income available to common stockholders	24,735	17,227
Accrued charter revenue	3,292	2,646
Gain on sale/disposals of vessels	(2,909)	-
Swaps breakage cost	-	6,712
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	2,503
Realized Gain on Euro/USD forward contracts	(190)	-
Gain on derivative instruments	(2,989)	(2,774)

Adjusted Net income available to common stockholders	$21,939	$26,314
Adjusted Earnings per Share	$0.29	$0.35
Weighted average number of shares	74,800,000	74,800,000

Adjusted Net income and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale/disposals of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage cost, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, and non-cash changes in fair value of currency forwards and derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars)	2013	2014

Net Income	$24,735	$19,833
Interest and finance costs	17,564	25,796
Interest income	(209)	(150)
Depreciation	19,882	25,208
Amortization of prepaid lease rentals	-	410
Amortization of dry-docking and special survey costs	2,050	1,898
EBITDA	64,022	72,995
Accrued charter revenue	3,292	2,646
Gain on sale/disposals of vessels	(2,909)	-
Swaps breakage cost	-	6,712
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	-	2,503
Realized Gain on Euro/USD forward contracts	(190)	-
Gain on derivative instruments	(2,989)	(2,774)
Adjusted EBITDA	$61,226	$82,082

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale/disposals of vessels, realized gain/ (loss) on Euro/USD forward contracts, swaps breakage cost, unrealized loss from swap option agreement held by a jointly owned company with York, which is  included in equity loss on investments, and non-cash changes in fair value of currency forwards and derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.